UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2019
Commission File Number 333-228667

Sands China Ltd.
(Translation of registrant's name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated March 5, 2019, that a meeting of the Board of Directors of the Company will be held on March 15, 2019 (Hong Kong time) to, among other things, consider the recommendation of the payment of a final dividend for the year ended December 31, 2018.

Exhibits

99.1	Announcement, dated March 5, 2019, entitled “Date of Board Meeting.”

INDEX TO EXHIBITS

99.1	Announcement, dated March 5, 2019, entitled “Date of Board Meeting.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 5, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Senior Vice President of Legal and Company Secretary